UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          HOME-STAKE OIL & GAS COMPANY
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    437356108
                                 (CUSIP Number)


                              I. Wistar Morris, III
                       c/o The Pennsylvania Trust Company
                     Five Radnor Corporate Center, Suite 452
                               100 Matsonford Road
                           Radnor, Pennsylvania 19087
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 12, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.




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Schedule 13D                                        Schedule 13D - Page 2 of 3
CUSIP No.  437356108


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         I. Wistar Morris, III
         ###-##-####
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------

      NUMBER OF            7   SOLE VOTING POWER

       SHARES                 -0-
                           ----------------------------------------------------
    BENEFICIALLY           8   SHARED VOTING POWER

      OWNED BY                 -0-
                           ----------------------------------------------------
        EACH               9   SOLE DISPOSITIVE POWER

      REPORTING                -0-
                           ----------------------------------------------------
       PERSON              10  SHARED DISPOSITIVE POWER

        WITH                   -0-
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                                                   Schedule 13D - Page 3 of


I. Wistar Morris, III hereby amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 2, 1996, as amended by Amendment No. 1 thereto filed with the Commission on February 11, 1998, by Amendment No. 2 thereto filed with the Commission on July 2, 1999, and by Amendment No. 3 thereto filed with the Commission on July 8, 1999 (as amended, the "Schedule 13D"), which relates to the common stock, par value $.01 per share (the "Common Stock"), of Home-Stake Oil & Gas Company, an Oklahoma corporation (the "Company"), whose principal executive offices are located at 15
E. 5th Street, Suite 2800, Tulsa, Oklahoma 74103-4311.

This Amendment No. 4 to the Schedule 13D is being filed to reflect the disposition of Common Stock of the Company. Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 4.


                  Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

On December 12, 2000, Cortez Acquisition Company was merged with and into the Company. Pursuant to the merger, the Common Stock of the Company was converted into the right to receive $11.00 in cash per share. In addition, all outstanding options to purchase Common Stock of the Company were canceled and each stock option represents only the right to receive a certain cash payment. Accordingly, Mr. Morris, individually and through his immediate family and a corporation controlled by Mr. Morris, no longer beneficially owns any shares of Common Stock of the Company. Further, on or about December 12, 2000, the Company filed with the Commission a Form 15 terminating the registration of the Common Stock of the Company under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           /s/ I. Wistar Morris, III
                                          --------------------------------
                                            I. Wistar Morris, III

Date:  December 12, 2000

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